PROSPECTUS

                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-26241


                                1,808,690 SHARES



                              HarCor Energy, Inc.

                          COMMON STOCK, $.10 PAR VALUE
                              ____________________

     All of the shares of Common Stock offered hereby (the "Shares") are being sold by certain stockholders (the "Selling Stockholders") of HarCor Energy, Inc. ("HarCor" or the "Company"). See "Selling Stockholders." The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

     The Common Stock is quoted on the NASDAQ National Market under the Symbol "HARC." On May 7, 1997, the last reported sales price for the Common Stock on the NASDAQ National Market was $6.06 per share. The Shares of Common Stock offered hereby may be sold from time to time in ordinary brokerage transactions on the NASDAQ National Market, in the over-the-counter market or in privately negotiated transactions, through agents or directly to one or more purchasers, at the prevailing market price, at prices related to such prevailing market prices, at fixed prices which may be changed or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares of Common Stock offered hereby to or through agents, underwriters or registered broker-dealers, and such persons may require compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchaser of such Shares of Common Stock.

     All expenses of registration incurred in connection with the Shares of Common Stock offered hereby will be paid by the Company. All selling and other expenses incurred by the Selling Stockholders will be paid by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities under the Securities Act of 1933, as amended.

     See "Risk Factors" on page 3 for a discussion of certain factors that should be considered by prospective investors.

                              ____________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________


                  The date of this Prospectus is May 7, 1997

     No dealer, salesperson or any other person has been authorized to give any information or to make any representation contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the Common Stock offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy the Common Stock in any jurisdiction to or from any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 West Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http: //www.sec.gov).

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

     The Common Stock is traded on the NASDAQ National Market and such reports, proxy and information statements and other information concerning the Company are available at the offices of the NASDAQ located at 1735 K Street, N.W., Washington, D.C. 20006.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents previously filed by the Company with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "Form 10-K"), as amended by Amendment No. 1 on Form 10K/A thereto and (ii) the description of the Company's Common Stock contained in the Registration Statement on Form S-1 (No. 333-04987) filed with the Commission on July 9, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Office of the Corporate Secretary, HarCor Energy, Inc., 4400 Post Oak Parkway, Suite 2220, Houston, Texas 77027 (Telephone number
 (713) 916-1804).

                                 RISK FACTORS

     Prospective investors should carefully consider the following factors regarding an investment in the Common Stock.

 LEVERAGE AND DEBT SERVICE

     As of December 31, 1996, the Company's total long-term debt and stockholders' equity are approximately $54.1 million and $29.8 million, respectively. As a result of the Company's indebtedness: (i) the Company incurs significant interest expense and principal repayment obligations in connection with its outstanding indebtedness; (ii) the Company's ability to obtain additional financing in the future, as needed, may be limited; (iii) the Company's leveraged position and the covenants contained in certain of its debt agreements could limit the Company's ability to expand and compete; and (iv) the Company's substantial leverage may make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions.

     The Company's ability to pay interest and principal on its outstanding indebtedness and to satisfy its other debt obligations depends upon its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond its control. The Company anticipates that its operating cash flow, together with borrowings available under its $15 million credit facility (the "Credit Facility") with Internationale Nederlanden Capital (U.S.) Corporation ("ING Capital"), will be sufficient to meet its operating needs and to service its debt requirements as they become due. However, if the Company is unable to service its indebtedness, it will be forced to pursue one or more alternative strategies such as selling assets, curtailing its development drilling activities, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources" ("MD&A"), in the Company's Form 10-K Annual Report for the year ended December 31, 1996 (the "1996 10-K"), incorporated herein by reference.

 CAPITAL EXPENDITURES FOR UNDEVELOPED PROPERTIES

     As of December 31, 1996, approximately 69% of the Company's total proved reserves on a BOE basis were classified as proved undeveloped. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Based on the Company's estimates, aggregate capital expenditures by the Company of approximately $64 million, including $59 million on the San Joaquin Basin properties, will be required to develop such undeveloped reserves, of which $18 million are expected to be incurred during 1997. The Company intends to finance the development of its properties out of cash from operations and, to the extent necessary, borrowings under the Credit Facility. There can be no assurance that the Company's estimates of capital expenditures will prove accurate, that such sources of financing will be sufficient to fully fund the Company's planned development activities or that the development activities will be either successful or completed in accordance with the Company's development schedule. Additionally, any decrease in oil and gas prices or any increase in the costs of development of the Company's properties could result in a significant reduction in the number of wells expected to be drilled.

 RISK OF EXPLORATORY DRILLING ACTIVITIES

     The ability of the Company to add resources in a cost-effective manner will be in part dependent upon the success of its exploratory drilling program. Although the Company has significant experience in the development and production of oil and natural gas, the Company has a limited history of conducting exploratory drilling. In that regard, the ability of the Company to pursue its exploratory drilling program is dependent on a number of factors, including (i) favorable results of 3-D seismic surveys, (ii) the availability of leases on favorable terms and permitting for the prospects, (iii) the availability of future capital resources by the Company and the other participants for the purchasing of leases and the drilling of prospects, (iv) the approval of other participants in the purchasing of leases and the drilling of wells on the prospects and (v) the economic conditions at the time of drilling, including the prevailing and anticipated prices for natural gas. Additionally, although the Company's prospects are located within geographic areas in which significant quantities or natural gas equivalents have been produced, the proximity to other successful exploratory or development wells provides no assurance that any particular well will be successful due to the complex faulting and fracturing of oil and gas formations and the inherent risks and uncertainties of exploratory drilling. Exploratory drilling is subject to numerous risks, including the risk that no commercially productive oil and natural gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected formation and drilling conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. In addition, the Company's strategy of focusing on exploratory drilling for larger reserves using 3-D seismic and CAEX technology requires greater pre-drilling expenditures than alternative forms of traditional drilling strategies. Although the Company believes that its use of 3-D seismic and CAEX technology will increase the probability of success of its exploratory wells, and should reduce average finding costs through the elimination of prospects that might otherwise be drilled solely on the basis of 2-D seismic data and other traditional methods, unsuccessful wells are likely to occur and there can be no assurance as to the future success of the Company's drilling program, especially in light of the Company's limited exploratory drilling experience. See Items 1 and 2 in the 1996 10-K.

 HISTORY OF LOSSES

     For its fiscal years ended December 31, 1991, 1992, 1993, 1994, 1995 and 1996, the Company incurred operating losses (before dividends and accretion on preferred stock) of $1,461,000, $1,414,000, $1,041,000, $939,000, $4,618,000
 and $1,798,000, respectively. There can be no assurance that the Company will be profitable in the future. See MD&A and the Consolidated Financial Statements and Notes thereto in the 1996 10-K, incorporated herein by reference.

 VOLATILITY OF OIL AND GAS PRICES AND MARKETS

     The Company's revenues and earnings are dependent upon prevailing prices for oil and gas. The prices for oil and gas historically have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainties and a variety of additional factors beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulation, political conditions in the Middle East, the foreign supply of oil and gas, the price and availability of alternative fuels and overall oil and gas market conditions. It is impossible to predict future oil and gas price movements with any certainty. Although the Company hedges a substantial portion of its production which provides some protection from price declines, any substantial or extended decline in the price of oil and gas would have a material adverse effect on the Company's financial condition and results of operations, as well as reduce the amount of the Company's oil and gas that could be produced economically. The monthly average posted price for West Texas Intermediate crude oil (the "WTI price") varied during 1996 from a high of $23.38 per Bbl in December 1996, to a low of $17.20 per Bbl in February 1996. The monthly average price for 40(degree) gravity crude oil in the Lost Hills Field (the location of most of the Company's San Joaquin Basin properties) as stated in the Texaco Trading and Transportation Inc. Market Determined Crude Oil Price Bulletin varied during 1996 from a high of $23.39 per Bbl in December 1996 to a low of $17.29 per Bbl in February 1996. Market prices received for crude oil sold in California have in the recent past been generally lower than WTI prices for similar quality oil as a result of certain market and regulatory conditions peculiar to the California market, including (i) the lack of pipelines to transport large quantities of oil produced in California to other states which limits the ability of producers to respond to price imbalances between California and other domestic markets and (ii) fewer independent refiners in California than in other oil producing states which results in less competition among crude oil purchasers in California than in other domestic markets. The posted price for gas at Henry Hub, Louisiana ("Henry Hub price") varied during 1996 from a high of $3.88 per MMBtu in December 1996 to a low of $1.83 per MMBtu in October 1996. The Southern California border monthly average price for natural gas as stated in the Natural Gas Intelligence Gas Price Index varied during 1996 from a high of $3.70 per MMBtu in December 1996 to a low of $1.29 per MMBtu in May 1996. Due to fairly stable demand as a result of stable weather conditions in California, gas prices in California do not generally experience fluctuations during the winter and summer months as large as those experienced by Henry Hub prices.

     Declines in oil and gas prices, if sustained, could require a write down of the book value of the Company's oil and gas properties unless the Company has sufficient net additions in reserves and/or production to offset the decline in oil and gas prices. Such declines, if sustained, could also result in a reduction of the Company's borrowing base under its Credit Facility, requiring the Company to repay the amount by which outstanding advances exceed the redetermined borrowing base.

 RISKS OF FIXED PRICE SALES AND HEDGING CONTRACTS

     The Company manages the risk associated with fluctuations in the price of gas and to a lesser extent oil, primarily through certain fixed price sales and hedging contracts. The Company's price risk management strategy reduces the Company's sensitivity to changes in market prices of oil and gas, but is subject to a number of other risks. If the Company's reserves are not produced at the rates estimated by the Company due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, the Company would be required to satisfy its obligations under fixed price sales and hedging contracts on potentially unfavorable terms without the ability to hedge such risk through sales of comparable quantities of its own production. Further, the terms under which the Company enters into fixed price sale and hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transaction costs to delivery points. Substantial variations between the assumptions and estimates used by the Company and actual results experienced could materially adversely affect the Company's anticipated profit margins and its ability to mange in the future the risk associated with fluctuations in oil and gas prices. Additionally, the fixed price sales and hedging contacts limit the benefits the Company will realize if actual prices rise above the contract prices.

     In addition, fixed price sales and hedging contracts are subject to the risk that the counterpart may prove unable or unwilling to perform its obligations under such contracts. Currently, an affiliate of ING Capital is the counterpart for a significant portion of the Company's hedging contracts. Although the Company has not experienced and does not anticipate significant nonperformance by counterparties, such significant nonperformance could have a material adverse financial effect on the Company.

     In 1996, the Company had approximately 51% of its oil production and approximately 56% of its gas production committed to sales and hedging contracts.

 RELIANCE ON ESTIMATES OF PROVED RESERVES

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. Certain events, including changes in oil and gas prices, production, acquisitions and future drilling and development, could result in increases or decreases in estimated proved quantities of oil and gas reserves. In addition, estimates of the Company's quantities of proved oil and gas reserves, future net revenues from proved reserves and the present value thereof are based on certain assumptions regarding future oil and gas prices, production levels and operating and development costs that may not prove to be correct. In particular, estimates of proved oil and gas reserves, future net revenues from proved reserves and the present value thereof for the Company's oil and gas properties as of December 31, 1996 included in the 1996 10-K are based on the assumption that future oil and gas prices remain the same as oil and gas prices at December 31, 1996. As of December 31, 1996, the average sales prices used for purposes of such estimates were $23.74 per Bbl of oil and $4.14 per Mcf of gas with respect to the San Joaquin Basin properties and $23.36 per Bbl of oil and $3.59 per Mcf of gas with respect to the Company's other properties in the aggregate. Average oil prices with respect to the San Joaquin Basin properties and the Company's other properties were, for the year ended December 31, 1996, higher than oil prices at December 31, 1996, with average and year-end oil prices realized by the Company being $20.30 per Bbl and $19.68 per Bbl, respectively. Average gas prices for the San Joaquin Basin properties and the Company's other properties were, for the year ended December 31, 1996, lower than those received at year-end 1996, with average and year-end gas prices realized by the Company being $1.98 per Mcf and $2.09 per Mcf, respectively. Also assumed is the Company's planned expenditures of approximately $64 million in future capital expenditures, including $59 million on the San Joaquin Basin properties, necessary to develop and realize the value of its proved undeveloped reserves. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth herein. See MD&A.

 DEPENDENT ON LOCAL OPERATORS

     None of the Company's oil and gas properties are operated by the Company. As a result, the Company has limited control over the manner in which operations are conducted on such properties, including the safety and environmental standards used in connection therewith. Pursuant to the operating agreements governing operations on the properties in which the Company has an interest, the Company maintains significant influence or control over the nature and timing of exploration and development activities on the majority of its properties. Such agreements do not, however, allow the Company such influence or control with respect to a portion of its properties; in such cases, the operators of such properties generally have control with respect to the nature and timing of exploration or development activities. In such instances, the operators of such properties could undertake exploration or development projects at a time when the Company does not have the funds required to finance its share of the costs of such projects. In such event, pursuant to the operating agreements relating to properties in which the Company has an interest, the other parties to such agreements who fund their shares of the cost of such a project are generally entitled to receive all cash flow from such project, subject to rights of third party royalty or other interest owners, until they have recovered a multiple of the costs of such project (usually 300% to 400%) prior to the Company's receipt of any production or revenues from such project or, in the event drilling is necessary to maintain certain leasehold interests, the Company may be required to forfeit its interests in such projects. Conversely, the operators of such properties could refuse to initiate exploration or development projects, in which case the Company would be required to propose such activities and may be required to proceed with such activities at much higher levels of participation than expected and without receiving any funding from the other interest owners, or the operators may initiate exploration or development projects on a slower schedule than that preferred by the Company. Any of these events could have a significant effect on the Company's anticipated exploration and development activities and financing thereof. See MD&A.

 OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution and other environmental risks. These risks could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. In accordance with customary industry practice, the Company is not fully insured against all risks incident to its business. Because of the nature of industry hazards, it is possible that liabilities for pollution and other damages arising from a major occurrence could exceed insurance coverage or policy limits. Any such liabilities could have a materially adverse effect on the Company.

 CERTAIN BUSINESS RISKS

     The Company intends to continue acquiring oil and gas properties. Although the Company performs a review of the properties to be acquired that it believes is consistent with industry practices, such reviews are inherently incomplete. Generally, it is not feasible to review in-depth every individual property involved in each acquisition. Ordinarily, the Company will focus its review efforts on the higher-valued properties and will sample the remainder.
 However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Furthermore, the Company must rely on information, including financial, operating and geological information, provided by the seller of the properties without being able to verify fully all such information and without the benefit of knowing the history of operations of all such properties.

     In addition, a high degree of risk of loss of invested capital exists in almost all exploration and development activities which the Company undertakes. No assurance can be given that oil or gas will be discovered to replace reserves currently being developed, produced and sold, or that if oil or gas reserves are found, they will be of a sufficient quantity to enable the Company to recover the substantial sums of money incurred in their acquisition, discovery and development. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling, completing and operating wells is often uncertain. The Company's operations may be curtailed, delayed or canceled as a result of numerous factors including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. The availability of a ready market for the Company's gas production depends on a number of factors, including, without limitation, the demand for and supply of natural gas, the proximity of gas reserves to pipelines, the capacity of such pipelines and government regulations. See MD&A and Items 1 and 2 in the 1996 10-K.

 DEPENDENT ON KEY PERSONNEL

     The success of the Company will depend almost entirely upon the ability of a small group of key executives to manage the business of the Company. Should one or more of these executives leave the Company or become unable to perform his duties, no assurance can be given that the Company will be able to attract competent new management. The Company maintains a $10 million key man life insurance policy on Mark G. Harrington, the proceeds of which are payable to the Company.

 COMPETITION

     The acquisition, exploration and development of oil and gas properties is a highly competitive business. Many companies and individuals are engaged in the business of acquiring interests in and developing onshore oil and gas properties in the United States. The industry is not dominated by any single competitor or a small number of competitors. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to operate and develop such properties. Many of these competitors have financial and other resources substantially in excess of those available to the Company. Such competitive disadvantages could adversely affect the Company's ability to acquire desirable properties or to develop existing properties.

 GOVERNMENTAL REGULATION

     The Company's business is subject to certain federal, state and local laws and regulations relating to the exploration for and development and production of oil and gas, as well as environmental and safety matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with such requirements and their effect on the Company. See Item 1 of the 1996 10-K.

 POSSIBLE SALE OF COMPANY

     In March 1997, the Company announced that it had engaged a group of investment bankers to pursue a possible sale of the Company in order to maximize shareholder returns. Following the announcement, the market price of the Company's Common Stock quoted on The NASDAQ Stock Market increased from $5.06 per share (the closing price on March 4, 1997, the day prior to the announcement) to a high of $6.88 per share on March 7, 1997; and on May 7, 1997, the quoted closing price was $6.06 per share. There can be no assurances that this process will, in fact, result in a sale of the Company. In the event that the Company is sold, there can be no assurances as to the amount or form of consideration that the Company's shareholders would receive in such a transaction or that the value of such consideration would be as high as the recent market prices for the Company's Common Stock. The Company intends to continue conducting its business without regard to any potential outcome of a proposed sale.

                                  THE COMPANY

     The Company's principal executive offices are located at 4400 Post Oak Park, Suite 2220, Houston, Texas 77027, and its telephone number at such address is (713) 961-1804.

                                USE OF PROCEEDS

     All proceeds from the sale of shares of Common Stock offered hereby will go to the Selling Stockholders. The Company will not receive any consideration for the shares of the Common Stock registered hereunder.

                              SELLING STOCKHOLDERS

     This Prospectus relates to the periodic offer and sale of up to 1,808,690 Shares by the Selling Stockholders listed below. Of the Shares offered hereby,
 (i) 112,500 Shares and 37,500 Shares are issuable to Bankers Trust Securities Corp. and Internationale Nederlanden (U.S.) Securities Corporation (an affiliate of ING Capital), respectively, upon exercise of warrants held by such holders which were received as compensation for services rendered in connection with the Company's sale of 65,000 units consisting of $65 million aggregate principal amount of 14.78% Senior Notes due 2002 and warrants to purchase 1,430,000 shares of Common Stock (the "Note Warrants"), (ii) 55,000 Shares were issued to ING Capital for services rendered in connection with various Company financings, (iii) 148,690 Shares are issuable upon exercise of a warrant held by ING Capital which it received as compensation in connection with establishing a $2.7 million credit facility for the Company in November, 1989,
 (iv) 25,000 Shares were issued to First Union Corporation upon the exercise of a warrant issued for services rendered in connection with a Company financing, and (v) the remaining 1,430,000 Shares are issuable pursuant to the exercise of the Note Warrants by the holders thereof. ING Capital is the Company's lender under its Credit Facility.

     The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned by each of them as of the date of this Prospectus and the number of Shares covered by this Prospectus. Except for the relationships described above, none of the Selling Stockholders had, as of the date of this Prospectus, any relationship with the Company.

                                                                                               NUMBER OF SHARES
                                                        NUMBER OF SHARES  NUMBER OF SHARES OF   OF COMMON STOCK
                                                        OF COMMON STOCK      COMMON STOCK      TO BE OWNED AFTER
                                                         OWNED PRIOR TO        OFFERED           COMPLETION OF
                   NAME                                     OFFERING           HEREUNDER           OFFERING
                   ----                                 ----------------  -------------------  -----------------
BT Securities Corporation.............................           200,500              200,500                -0-
First Union Corporation. .............................            25,000               25,000                -0-
International Nederlanden (U.S.) Capital Corporation..           291,190              241,190             50,000
Bank of New York......................................           330,000              330,000                -0-
Brown Brothers Harriman & Co. ........................            55,000               55,000                -0-
The Chase Manhattan Bank..............................           275,000              275,000                -0-
Chemical Bank.........................................           132,000              132,000                -0-
Citibank, N.A. .......................................           253,000              253,000                -0-
State Street Bank & Trust Co.-Fiduciary...............            55,000               55,000                -0-
Investors Bank & Trust/M.F. Custody...................            88,000               88,000                -0-
State Street Bank & Trust Co.-Custodian...............            44,000               44,000                -0-
First Trust National Association......................           110,000              110,000                -0-

                              PLAN OF DISTRIBUTION

     The Company has been advised by the Selling Stockholders that the Shares may from time to time be offered for sale either directly by the Selling Stockholders or through underwriters, dealers or agents or on any exchange on which the Shares may from time to time be traded, or in independently negotiated transactions or otherwise; provided that such transactions will not include an underwritten public offering. The Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The Selling Stockholders and any underwriters, dealers or agents that participate in distribution of the Shares may be deemed to be underwriters, and any profit on sale of the shares by them and any discounts, commissions or concessions received by any underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. The methods by which the Shares may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of the NASDAQ/NMS; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions.

     The Company has agreed to register for sale under the Securities Act and certain state securities laws the Shares and to indemnify the Selling Stockholder, its directors, officers and employees and each person who participates as an underwriter, broker or dealer in the offering or sale of the Shares, against certain civil liabilities, including certain liabilities under the Securities Act.

     There can be no assurances that the Selling Stockholders will sell any or all of the Shares offered hereunder.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby has been passed upon for the Company by Vinson & Elkins L.L.P.

                                    EXPERTS

     The audited consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     Information set forth in this Prospectus relating to the Company's estimated proved oil and gas reserves at December 31, 1996, the related calculations of future net production revenues and the net present value thereof have been derived from independent petroleum engineering reports prepared by Ryder Scott Company and Huddleston & Co., independent petroleum engineers.

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      No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, by any Selling Stockholder or underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities covered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.



                             _____________________



                               TABLE OF CONTENTS


                                        PAGE
                                        ----

Available Information.................  1

Incorporation of Certain Information
   by Reference.......................  1

Risk Factors..........................  2

The Company...........................  6

Use of Proceeds.......................  6

Selling Stockholders..................  6

Plan of Distribution..................  7

Legal Matters.........................  8

Experts...............................  8

================================================================================

================================================================================

                              HARCOR ENERGY, INC.



                                1,808,690 Shares

                                  Common Stock
                                ($.10 Par Value)



                                   Prospectus



                                  May 7, 1997

================================================================================